UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

08027449

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-50140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2007** and ending **December 31, 2007**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Loop Capital Markets, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
200 West Jackson Blvd., Suite 1600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Albert R. Grace, Jr. (312) 913-4905
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Albert R. Grace, Jr.**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Loop Capital Markets, LLC as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

"OFFICIAL SEAL"
Winona J. Randolph
Notary Public, State of Illinois
My Commission Expires February 08, 2011

Signature

PRESIDENT
Title

Notary Public

This Report* contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [X] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditors' Report on Internal Control
- [ ] (p) Schedule of segregation requirements and funds in segregation—customers' regulated commodity futures account pursuant to Rule 171-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

LOOP CAPITAL MARKETS, LLC

Chicago, Illinois

STATEMENTS OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2007 and 2006

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

LOOP CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

The Members of
Loop Capital Markets, LLC
Chicago, Illinois

We have audited the accompanying statements of financial condition of Loop Capital Markets, LLC as of December 31, 2007 and 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Loop Capital Markets, LLC as of December 31, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Chicago, Illinois
February 15, 2008

SEC
Mail Processing
Section
FEB 28 2008
Washington, DC
101

LOOP CAPITAL MARKETS, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 12,250,965	$ 3,906,413
Deposits with clearing organization	129,945	127,054
Due from clearing organization	2,426,131	-
Underwriting receivables	1,622,427	2,853,917
Fees and commissions receivable	771,672	890,124
Securities owned	781,492	10,073,755
Prepaid expenses and other	102,028	187,875
Total Current Assets	18,084,660	18,039,138
FURNITURE AND EQUIPMENT		
Equipment held under capital leases	546,782	546,782
Equipment	737,904	713,038
Furniture and fixtures	1,038,594	1,038,594
Total Furniture and Equipment	2,323,280	2,298,414
Less - accumulated depreciation and amortization	1,727,718	1,354,700
Net Furniture and Equipment	595,562	943,714
OTHER ASSETS		
Non-depreciable assets	47,073	47,073
Total Other Assets	47,073	47,073
TOTAL ASSETS	$ 18,727,295	$ 19,029,925

LIABILITIES AND MEMBERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Obligations under capital leases, current portion	$ 123,363	$ 131,844
Securities sold, not yet purchased, at market value	-	2,155,391
Accounts payable	2,212,290	703,050
Accrued expenses	6,396,098	2,793,367
Accrued income taxes	76,070	-
Due to clearing organization	781,492	4,917,118
Total Current Liabilities	9,589,313	10,700,770
LONG-TERM LIABILITIES		
Obligations under capital leases	4,898	129,656
Deferred rent	103,061	97,874
Total Liabilities	9,697,272	10,928,300
SUBORDINATED BORROWINGS	2,500,000	2,500,000
MEMBERS' EQUITY	6,530,023	5,601,625
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 18,727,295	$ 19,029,925

See notes to statements of financial condition.

LOOP CAPITAL MARKETS, LLC

NOTES TO STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

NOTE 1 - Nature of Operations

Loop Capital Markets, LLC (the "Company") is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are generally allocated in accordance with the respective members' ownership interests.

The Company is an introducing broker and dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority ("FINRA"). All customer transactions are executed and cleared through another registered broker on a fully disclosed basis.

The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities and, accordingly, is exempt from the provision of Rule 15c3-3 of the SEC.

The Company provides municipal, taxable fixed income and equity securities underwriting services, trading execution for institutional customers, financial advisory and fixed income analytical services..

NOTE 2 - Summary of Significant Accounting Policies

Revenue Recognition

Equity and fixed income commissions are recorded on a trade-date basis. Underwriting commissions are recorded and earned when all significant items relating to the underwriting cycle have been substantially completed. Financial advisory fees and interest income are recorded when earned.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market accounts with maturities of three months of less at the date of acquisition. The carrying amount of such equivalents approximates their fair value due to the short-term nature of these instruments.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on trade date, as if they had settled. Profits and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement-date basis, with related commission income and expense reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Furniture and Equipment

Furniture and equipment are stated at cost. Provisions for depreciation and amortization of furniture and equipment are computed under the straight-line method over the estimated useful lives of the assets.

Depreciation and amortization expense was $373,018 and $375,104 for the years ended December 31, 2007 and 2006, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment and intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, but no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such losses.

Assets Held Under Capital Lease

Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Amortization expense is computed using the straight-line method over the estimated useful lives of the assets and is included with depreciation expense.

Deferred Rent

In accordance with Statement of Financial Accounting Standards No. 13, *Accounting For Leases*, rent expense for leased office space is recorded on the straight-line method over the terms of the related lease agreement. As a result, recorded rent expense exceeded actual lease payments by $5,187 and $10,693 for the years ended December 31, 2007 and 2006, respectively.

Income Tax

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company is liable for certain state and local income taxes. Accordingly, the financial statements include a state and local tax provision.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Due to/from Clearing Organization

The Company clears its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The Company's account with this clearing organization can net to an asset or a liability depending on the timing of trades and positions held at a given date. At December 31, 2007, the Company had amounts due from this clearing organization totaling $2,426,131. The Company also has amounts due to this clearing organization totaling $781,492 relating to securities purchased but not yet settled as of December 31, 2007.

At December 31, 2006 the Company had amounts due to the clearing organization $4,917,118.

NOTE 4 - Senior Revolving Line-of-Credit

The Company has a $100 million senior revolving line-of-credit agreement with Harris Trust and Savings Bank ("Harris"), due July 2008, with interest at a rate agreed upon by the Company and Harris when draws are made. The agreement is collateralized by certain securities and other property as defined in the agreement.

As of December 31, 2007 and 2006, the Company had no outstanding advances under this revolving line-of-credit.

NOTE 5 - Subordinated Revolving Line-of-Credit

The Company has a $2,500,000 subordinated revolving line-of-credit agreement with Harris, due April 2008, with interest equal to the lesser of the prime rate plus 2.25% or at an adjusted London InterBank Offered Rate ("LIBOR"), as defined in the agreement, plus 5.25%. The prime rate was 7.25% and 8.25% at December 31, 2007 and 2006, respectively and the three-month LIBOR was 4.70% and 5.36% at December 31, 2007 and 2006, respectively. Under the terms of the agreement, the Company is subject to certain restrictive covenants, including minimum capital requirements, capital withdrawals, and maximum aggregate indebtedness.

The Company obtained FINRA approval that the borrowings under this agreement are available as capital in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

The Company had outstanding advances under this line-of-credit of $2,500,000 as of December 31, 2007 and 2006.

NOTE 6 - Capital Leases

The Company has entered into capital leases to finance the acquisition of certain furniture and equipment.

Future minimum lease payments due under capital lease obligations subsequent to December 31, 2007 are as follows:

Year	Amount
2008	$ 126,791
2009	4,908
Total minimum lease payments	131,699
Less: amount representing interest	(3,438)
Present value of minimum lease payments	128,261
Less: current portion	(123,363)
Long-term portion	$ 4,898

NOTE 7 - Employee Benefit Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the years ended December 31, 2007 and 2006.

NOTE 8 - Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2014. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office space.

NOTE 8 - Operating Leases (cont.)

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2007 for each of the next five years and in the aggregate are:

Year	Amount
2008	$ 517,239
2009	524,187
2010	543,146
2011	552,132
2012	392,868
Thereafter	145,500
Total	$ 2,675,072

Rent expense was $795,423 and $817,237 for the years ended December 31, 2007 and 2006 respectively.

NOTE 9 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others. It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the Federal Deposit Insurance Corporation ("FDIC"). The Company has cash balances on deposit on December 31, 2007 and 2006 that exceeded the FDIC insured amounts by $12,604,613 and $5,201,918, respectively.

NOTE 10 - Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with a clearing organization. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

NOTE 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and the net capital rules of FINRA, which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

NOTE 11 - Net Capital Requirements (cont.)

At December 31, 2007 and 2006, the Company had adjusted net capital of $7,629,978 and $5,240,562, respectively, which was $7,035,295 and $4,983,381, respectively, in excess of its required net capital of $594,683 and $257,181, respectively. The Company's ratios of aggregate indebtedness to net capital were 1.17 to 1, and 0.74 to 1, respectively.

END